U.S. Securities and Exchange Commission

August 28, 2014

Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

August 28, 2014

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Financial Investors Trust (the “Registrant”)

File Nos.  33-72424, 811-8194

Dear Ms. Vroman-Lee:

Concurrently with this correspondence, the Registrant has filed Post-Effective Amendment No. 136 (“PEA 136”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”) and Post-Effective Amendment No. 137 under the Investment Company Act of 1940, as amended.

Among other reasons, PEA 136 is being filed to update the Registrant’s disclosures in Post-Effective Amendment No. 132 filed on June 30, 2014 (“PEA 132”), which included a prospectus and statement of additional information for the Seafarer Overseas Growth and Income Fund (the “Seafarer Fund”) as well as a prospectus and statement of additional information for the ALPS/CoreCommodity Management CompleteCommodities® Strategy Fund (the “CoreCommodity Fund”, collectively with the Seafarer Fund, the “Funds”).

PEA 136 includes: (i) changes to PEA 132 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on August 7, 2014; (ii) certain other non-material information not previously included in PEA 132; (iii) certain other required exhibits; and (iv) annual updates to disclosures relating to other series within the Registrant made pursuant to Rule 485(b) under the 1933 Act.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on August 7, 2014 to PEA 132, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 136.

STAFF COMMENTS: GENERAL

1.

Staff Comment:  Please confirm that the Registrant will file a post-effective amendment to PEA 132 that will include all requisite exhibits referred to in PEA 132.

Registrant’s Response:  The Registrant confirms that PEA 136 includes all the necessary exhibits.

2.

Staff Comment:  Please include a Tandy representation with any correspondence filed as a response to these Staff comments.

Registrant’s Response:  The Registrant directs the Staff to the representations made at the close of this letter.

STAFF COMMENTS: BOTH FUNDS – PROSPECTUSES

3.

Staff Comment:  Please include all numbers in the fees and expense tables for which blank placeholders have been inserted.

Registrant’s Response:  Comment complied with.  Please see PEA 136.

4.

Staff Comment:  Please confirm that, in connection with the fee waiver and expense limitation arrangements between the adviser or sub-adviser and the Trust, there will be no recoupment by the adviser or sub-adviser in the event that the advisory or sub-advisory agreement is terminated.

Registrant’s Response:  The Registrant confirms that under fee waiver and expense limitation arrangements between the adviser or sub-adviser and the Trust, recoupment is not permitted if the respective advisory or sub-advisory agreement is terminated.

5.

Staff Comment:  With respect to the footnotes to the fees and expense tables, please clarify what “relevant agreement” refers to, and confirm which fee waiver and expense limitation arrangement applies at the time of reimbursement.

Registrant’s Response:  The Registrant notes that the term “relevant agreement” is intended to refer to the particular expense waiver/reimbursement agreement whose terms are described in each such footnote, and that the use of the term is intended to seek to minimize confusion with other expense waiver/reimbursement agreements that were executed in prior years or that may be subsequently executed.  Additionally, the Registrant confirms that recoupment is subject to the expense limits in place at the time of reimbursement, not at the time of recoupment.

6.

U.S. Securities and Exchange Commission

August 28, 2014

Staff Comment:  Please confirm that the expense examples reflect the operation of the fee waiver and expense limitation arrangement only for the stated contractual period.

Registrant’s Response:  The Registrant confirms that the expense examples for each Fund reflect fee waivers and expense limitations only for the stated contractual periods, and notes that disclosure to this effect has been included in the introductory paragraph to each Fund’s examples.

7.

Staff Comment:  In the Portfolio Turnover section for each Fund, please delete the phrase “[f]or U.S. federal income tax purposes” in order to make the disclosure consistent with the instructions for Form N-1A, Item 3.

Registrant’s Response:  Comment complied with.  The phrase has been deleted in PEA 136.

STAFF COMMENTS: SEAFARER FUND – PROSPECTUS

8.

Staff Comment:  The full name of the Seafarer Fund is the Seafarer Overseas Growth and Income Fund, which implies that growth and income are objectives of equal emphasis.  In contrast, the stated investment objective of the Seafarer Fund is to “provide long-term capital appreciation along with some current income,” which implies that income is a secondary objective.  Please consider whether the name of the Seafarer Fund is consistent with its stated investment objective, and make appropriate changes.

Registrant’s Response:  The Registrant has considered the name of the Seafarer Fund in light of the Fund’s stated investment objective and in light of Rule 35d-1 under the Investment Company Act of 1940, as amended.   The Registrant respectfully declines to make changes to the Fund’s investment objective, which the Registrant believes to be consistent with the name of the Seafarer Fund. Since capital appreciation and current income are both elements of Seafarer Fund’s investment objective, the Registrant believes that it is appropriate for the Fund’s name to include both such elements, and conversely does not believe that the inclusion of both elements in the Fund name does not necessarily imply that both elements are equally emphasized.

9.

Staff Comment:  In light of the Seafarer Fund’s principal investment strategies, please consider adding each of the following as a separate principal risk of the Fund: (i) “Mid-Capitalization Issuer Risk”; (ii) “Foreign Issuer Risk”; (iii) “High Yield/Junk Bond Risk”; (iv) “Credit Risk”; (v) “Investment in Other Investment Companies Risk”; and (vi) “Interest Rate Risk”.

Registrant’s Response:  Comment complied with. Based on information received from the adviser of the Seafarer Fund, the Registrant has added “Foreign Issuer Risks,” “Risks Associated with Mid-Capitalization Issuers,” “Interest Rate Risk” and “High-Yield or Junk Bond Risk” as principal risk factors to the Seafarer Fund’s prospectus.  The Registrant notes that “Credit Risk” was previously (and still is) identified in the Seafarer Fund’s prospectus as a principal risk.  In addition, based on information from the adviser, the Registrant declines to include “Investment in Other Investment Companies Risk” as this risk is not anticipated to be a principal risk of the Seafarer Fund.

10.

Staff Comment: Please consider the location of the current disclosure regarding “Regulatory and Legal Risks” and whether it should more appropriately appear under the heading “Foreign Issuer Risk.”

Registrant’s Response:  Comment complied with.  Disclosure relating to certain regulatory and legal risks has been reorganized and appears together with other risk disclosure under the new heading “Foreign Issuer Risk.”

11.

Staff Comment:  With respect to the disclosure under the heading “Portfolio Managers” in the Summary Section of the Prospectus, please clarify whether Andrew Foster and Kate Jaquet are both jointly and primarily responsible for the management of the Seafarer Fund.  If this is not the case, revise the disclosure to indicate who has primary responsibility.  Similarly, please note that the “Portfolio Managers” section of the Statutory Prospectus indicates that “[t]he portfolio managers are primarily responsible for the day-to-day operation of the Fund,” while only Andrew Foster is identified as a “Lead Portfolio Manager.”  Please consider revising these descriptions to accurately reflect the responsibilities of the portfolio managers.

Registrant’s Response:  Based on information from the adviser to the Seafarer Fund, the Registrant has removed disclosure identifying Ms. Jaquet as a portfolio manager for the Fund.  As a consequence, and in response to the Staff comment, disclosures relating to portfolio manager responsibilities have been revised to refer only to Mr. Foster.

12.

Staff Comment:  The Staff requests that the Registrant consider Guidance Regarding Mutual Fund Enhanced Disclosure (IM Guidance Update No. 2014-08, June 2014), in particular the observation therein that “the principal investment strategies and risks, required by Item 4 in the Summary Section, should be based on the information given in response to Item 9 of the Form, and should be a summary of that information,” and either summarize the existing Item 4 disclosure or enhance the existing Item 9 disclosure as appropriate.

Registrant’s Response:  Comment complied with.  The Registrant and the adviser to the Seafarer Fund have considered the Item 4 and Item 9 disclosure for the Fund, and believe that the current scope and extent of disclosure are appropriate for each Item.

13.

Staff Comment:  Please correct any typographical errors in the section under the heading “Automatic Investment Plans.”

Registrant’s Response:  Comment complied with.  The error has been corrected.

STAFF COMMENTS: CORECOMMODITY FUND – PROSPECTUS

14.

Staff Comment:  Please state in the footnotes to the fees and expenses table that the Cayman Subsidiary is a controlled foreign corporation.

Registrant’s Response:  Comment complied with.

15.

Staff Comment:  Please consider whether the CoreCommodity Fund’s principal investment strategy and principal risk disclosure adequately describes each type of derivative instrument that will actually be utilized, and whether the associated principal risks of each such derivative instrument are disclosed.

In connection therewith, the Staff asks that the Registrant review the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal and Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the “ICI Letter”) and Disclosure and Compliance Matters for Investment Company Registrants That Invest in Commodity Interests (IM Guidance Update No. 2013-05, August 2013), and to confirm supplementally that each type of derivative instrument named in the aforementioned disclosure is consistent with the strategy of the CoreCommodity Fund.

Registrant’s Response:  Based on information provided by the sub-adviser to the CoreCommodity Fund, the Registrant has revised the disclosure regarding “Risks of Investing in Commodity Investments and Leverage Risk” in the CoreCommodity Fund’s summary section to specifically refer to “commodity swaps risk.”  In addition, enhanced disclosure discussing such “Commodity Swaps Risk” (which appears in the CoreCommodity Fund’s Item 9 disclosure) has been added to the Fund’s summary section.

16.

Staff Comment:  As “Emerging Markets Risk” and “Small Capitalization Companies Risk” are identified among the CoreCommodity Fund’s principal risks, please review the Fund’s principal investment strategies and consider whether additional disclosure is warranted about those investment types.

Registrant’s Response:  Comment complied with.  Based on information provided by the sub-adviser to the CoreCommodity Fund, the Registrant has included references in the Fund’s discussion of Principal Investment Strategies to companies with small- to mid-sized market capitalizations, as well as companies located in emerging markets.

17.

Staff Comment:  The Staff requests that the Registrant either confirm supplementally the following items or include the requested disclosures regarding the Cayman Subsidiary:

a.

Confirm supplementally that the CoreCommodity Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Cayman Subsidiary.

b.

Confirm supplementally that each investment adviser to the Cayman Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the CoreCommodity Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Cayman Subsidiary and each investment adviser is a material contract that should be included as an exhibit to the registration statement.

c.

Confirm supplementally that the Cayman Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17) of the 1940 Act.

d.

Identify the custodian of the Cayman Subsidiary.

e.

Disclose: (1) whether the CoreCommodity Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Cayman Subsidiary is qualifying income, and (2) if the CoreCommodity Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

f.

Disclose, as appropriate, whether any of the Cayman Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the CoreCommodity Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a controlled foreign corporation should reflect aggregate operations of the fund and the controlled foreign corporation.

g.

Confirm supplementally that the financial statements of the Cayman Subsidiary are consolidated with those of the CoreCommodity Fund.

h.

Confirm supplementally in your response to these comments that: (1) the Cayman Subsidiary’s expenses will be included in the CoreCommodity Fund’s prospectus fee table; (2) the Cayman Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Cayman Subsidiary and its board of directors will agree to inspection of the Cayman Subsidiary’s books and records by the staff; and (4) the Cayman Subsidiary’s board of directors will sign the CoreCommodity Fund’s registration statement.

Registrant’s Response:

a.

The Registrant confirms that the CoreCommodity Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Cayman Subsidiary.

b.

The Registrant confirms that each investment adviser to the Cayman Subsidiary complies with Section 15 of the 1940 Act. The Registrant respectfully declines to include the Cayman Subsidiary’s investment advisory agreements as exhibits as the Registrant is not a party to these agreements.

c.

The Registrant confirms that the Cayman Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17) of the 1940 Act.

d.

State Street Bank & Trust Company, which serves as a custodian to the CoreCommodity Fund, serves as custodian to the Cayman Subsidiary.

e.

Section 951(a) of the Internal Revenue Code of 1986, as amended (the “Code”), contains income inclusion rules applicable to certain investors in foreign corporations constituting so-called controlled foreign corporation (“CFC”). In general, a foreign corporation is a CFC if more than 50 percent of its stock, by value or vote, is owned by “United States shareholders.” The Cayman Subsidiary will be a CFC because 100 percent of its voting power is owned by the Fund, which for these purposes is a “United States shareholder.” The Cayman Subsidiary is formed exclusively to carry out activities that give rise to Subpart F income (in this case, its commodities-related investments), and consequently the CoreCommodity Fund will have an income inclusion under Section 951(a)(1)(A)(i) of the Code corresponding to the Cayman Subsidiary’s Subpart F income. Under Section 851(b) of the Code, this income inclusion will be treated as a dividend, and thus will constitute “qualifying income” for the CoreCommodity Fund under Section 851(b)(2)(A) of the Code, to the extent there is a distribution to the CoreCommodity Fund by the Cayman Subsidiary (i) out of the Cayman Subsidiary’s earnings and profits for the taxable year (ii) which is attributable to the income included by the CoreCommodity Fund under Section 951(a)(1)(A)(i) of the Code. The Cayman Subsidiary plans to make such distributions to the CoreCommodity Fund; and therefore, the CoreCommodity Fund will not be relying on an opinion from counsel as it will comply directly with the Code.

f.

Based on input from the CoreCommodity Fund’s sub-adviser, the Registrant confirms that the principal investment strategies and principal risk disclosures of the CoreCommodity Fund reflect aggregate operations of the Fund and the Cayman Subsidiary.

g.

The Registrant confirms that the financial statements of the Cayman Subsidiary are consolidated with those of the CoreCommodity Fund.

h.

The Registrant notes that the expenses of the Cayman Subsidiary are consolidated with those of the CoreCommodity Fund, but that these expenses will not be included in the Acquired Fund Fees and Expenses line item or as a separate line item.  The Registrant also confirms that the Cayman Subsidiary and its board of directors will agree to designate an agent for service of process in the United States, and will agree to inspection of the Cayman Subsidiary’s books and records by the Staff.  Finally, the Registrant confirms that a director of the Cayman Subsidiary will sign the signature page of the registration statement if and to the extent required at the time under applicable law.

18.

Staff Comment:  Please confirm whether the named portfolio managers of the CoreCommodity Fund are both “primarily responsible” for the management of the CoreCommodity Fund, and if not, revise the disclosure to more accurately reflect the division of responsibilities.

Registrant’s Response:  Based on information provided by the sub-adviser to the CoreCommodity Fund, the Registrant believes that the current disclosure identifying the two portfolio managers as “primarily responsible” is appropriate.

19.

Staff Comment:  As “MLP Risk” is identified as a principal risk of the CoreCommodity Fund, please consider whether the disclosure in the principal investment strategies section is adequate.  Please also define “MLPs” where appropriate.

Registrant’s Response:  Comment complied with.  The Registrant notes existing disclosure in the CoreCommodity Fund’s principal investment strategies that states “[t]he Fund may also from time to time invest in ETFs and master limited partnerships,” and has added a clarification that the abbreviation “MLPs” refers to such master limited partnerships.

20.

Staff Comment:  As “Short Sales Risk” is identified as a risk of the CoreCommodity Fund, please consider whether additional disclosure regarding short sales is warranted in the principal investment strategies.  Please also disclose costs related to short sales in the fees and expenses table.

Registrant’s Response:  The Registrant notes that short sales are identified as both a non-principal investment strategy of the Fund as well as a non-principal risk of the Fund.  As a consequence the Registrant does not believe that any changes in this regard are necessary.

21.

Staff Comment:  Please confirm whether redemption fees are applicable in connection with redemptions prior to 90 calendar days or 30 calendar days, and conform the disclosure as appropriate.

Registrant’s Response:  Comment complied with.  The Registrant has revised the disclosure in PEA 136 for consistency in this regard.

22.

Staff Comment:  Please reduce the font size for the Investment Company Act file number appearing on page 54 of the Prospectus.

Registrant’s Response:  Comment complied with.

STAFF COMMENTS: BOTH FUNDS – STATEMENT OF ADDITIONAL INFORMATION

23.

Staff Comment:  Please include the relevant dates or time periods with respect to the Trustees’ principal occupations over the last five years.  Please also move any directorship/trusteeships from the “Principal Occupation” column to the “Other Directorships/Trusteeships” column.

Registrant’s Response:  The Registrant respectfully declines to include dates of principal occupations for its Trustees as it believes the level of detail in the current descriptions is adequately responsive to Form N-1A Item 17 instructions.  The Registrant has considered the Staff’s comment with respect to the “Other Directorships/Trusteeships” column, and believes that no relocations of disclosure are warranted in light of the Item 17(a) instructions limiting this disclosure to directorships/trusteeships of other registered investment companies and public reporting companies.

STAFF COMMENTS: CORECOMMODITY FUND - STATEMENT OF ADDITIONAL INFORMATION

24.

Staff Comment:  If each of the Adviser and Sub-adviser is registered as a commodity pool operator, please delete the disclosure regarding exemptions under CFTC Rule 4.5.

Registrant’s Response:  Comment complied with.

25.

Staff Comment:  Please consider deleting the disclosure regarding master-feeder structures.

Registrant’s Response:  The Registrant has considered the Staff’s comment, and respectfully believes the inclusion of master-feeder disclosure, as well as the location of such disclosure in the statement of additional information, are both appropriate.

* * *

The Registrant hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at 720.917.0864.

Very truly yours,

/s/ David T. Buhler

David T. Buhler, Esq.

Secretary of Financial Investors Trust

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

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